Exhibit 99.1

Futu Announces Second Quarter 2026 Unaudited Financial Results

HONG KONG, August 20, 2026 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Operational Highlights

•	Total number of funded accounts[1] increased 33.6% year-over-year to 3,842,667 as of June 30, 2026.
•	Total number of brokerage accounts[2] increased 26.6% year-over-year to 6,639,583 as of June 30, 2026.
•	Total number of users[3] increased 15.2% year-over-year to 31.3 million as of June 30, 2026.
•	Total client assets increased 43.6% year-over-year to HK$1.40 trillion as of June 30, 2026.
•	Daily average client assets were HK$1.39 trillion in the second quarter of 2026, an increase of 55.6% from the same period in 2025.
•	Total trading volume in the second quarter of 2026 increased by 78.8% year-over-year to HK$6.42 trillion, in which trading volume for U.S. stocks was HK$5.02 trillion, and trading volume for Hong Kong stocks was HK$1.17 trillion.
•	Margin financing and securities lending balance increased 85.1% year-over-year to HK$95.1 billion as of June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Total revenues increased 35.6% year-over-year to HK$7,200.2 million (US$918.2 million).
•	Total gross profit increased 33.9% year-over-year to HK$6,214.8 million (US$792.5 million).
•	Net income increased 41.6% year-over-year to HK$3,641.9 million (US$464.4 million).
•	Non-GAAP adjusted net income⁴ increased 40.1% year-over-year to HK$3,725.1 million (US$475.0 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “In the second quarter, we added 252 thousand net new funded accounts, bringing total funded accounts to 3.8 million, up 33.6% year-over-year. Growth in funded accounts this quarter was supported by continued momentum across our international markets, reinforcing the diversification of our client base. Malaysia led new funded account additions for the third consecutive quarter. Hong Kong and Singapore followed as key contributors, with new client cohorts in both markets demonstrating stronger initial monetization compared with prior periods, a signal of ongoing quality improvement in our more established markets.”

“Total client assets were HK$1.40 trillion as of quarter end, up 43.6% year-over-year and 14.5% quarter-over-quarter. The growth was mainly attributable to higher market valuation of clients’ stock holdings, and to a lesser extent, net asset inflow. Margin financing and securities lending balance rose 30.5% quarter-over-quarter to HK$95.1 billion, driven by an active Hong Kong IPO market, alongside upbeat sentiment that fueled higher utilization of leverage.”

1 The number of funded accounts refers to the number of brokerage accounts with Futu that have a positive account balance. Multiple funded accounts by one client are counted as one funded account.

2 Multiple brokerage accounts by one client are counted as one brokerage account.

3 The number of users refers to the number of user accounts registered with Futu.

4 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Total trading volume reached a record HK$6.42 trillion, up 78.8% year-over-year and 54.6% quarter-over-quarter, supported by a meaningful acceleration in U.S. stock trading activity. U.S. stock trading volume rose 67.2% sequentially to HK$5.02 trillion, driven by heightened client interest in semiconductor and other AI value chain names. Hong Kong stock trading volume grew 15.9% quarter-over-quarter to HK$1.17 trillion, reflecting client engagement in semiconductor, China internet, and newly listed AI names.”

“Total client assets in wealth management increased 10.4% year-over-year and 1.0% quarter-over-quarter to HK$180.2 billion, primarily supported by growth in equity fund holdings amid strong global equity market performance. In Hong Kong, we added new global equity mutual funds to our platform and expanded thematic investor engagement around frontier areas such as the space economy. In Singapore, we further broadened our fund shelf with new local equity strategies aligned with the country's capital markets development priorities.”

“As of quarter end, we cumulatively served 683 IPO distribution and IR clients, up 32.1% year-over-year. Against a robust Hong Kong IPO backdrop, we provided investment banking services to nearly 60% of new listings during the quarter, including those of Star Sports Medicine, Lightelligence, and Metis TechBio.”

“In recent months, we made meaningful progress across our global franchise. In June, Moomoo launched Prediction Markets in the U.S., broadening the ways our clients can engage with financial markets and real-world developments, driving active client participation. Futu Securities also received SFC approval to launch a virtual asset financing service through our proprietary trading platform PantherTrade, further expanding our product runway within Hong Kong's evolving virtual asset framework. In July, we obtained a Type A license from the Thailand Securities and Exchange Commission, positioning us to launch Moomoo Thailand and further extend our footprint across Southeast Asia. Together, these developments deepen the product breadth and expand the geographic reach of our platform for global investors.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “As of June 30, 2026, we have repurchased approximately 3.8 million ADSs for an aggregate consideration of approximately US$418 million in open market transactions in accordance with the authorization under the current share repurchase program.”

Second Quarter 2026 Financial Results

Revenues

Total revenues were HK$7,200.2 million (US$918.2 million), an increase of 35.6% from HK$5,310.9 million in the second quarter of 2025.

Brokerage commission and handling charge income was HK$3,360.6 million (US$428.5 million), an increase of 30.3% from the second quarter of 2025. This was mainly due to higher trading volume, partially offset by a decline in blended commission rate.

Interest income was HK$3,123.8 million (US$398.3 million), an increase of 36.5% from the second quarter of 2025. The increase was mainly driven by higher interest income from margin financing and bank deposit.

Other income was HK$715.8 million (US$91.3 million), an increase of 61.2% from the second quarter of 2025. The increase was primarily attributable to higher currency exchange income and IPO financing service income.

Costs

Total costs were HK$985.4 million (US$125.7 million), an increase of 46.9% compared to HK$670.9 million in the second quarter of 2025.

Brokerage commission and handling charge expenses were HK$247.5 million (US$31.6 million), an increase of 54.1% from the second quarter of 2025. The increase was primarily due to higher trading volume.

Interest expenses were HK$512.9 million (US$65.4 million), an increase of 35.8% from the second quarter of 2025. The increase was primarily due to higher expenses associated with our margin financing.

Processing and servicing costs were HK$225.0 million (US$28.7 million), an increase of 69.6% from the second quarter of 2025. The increase was primarily due to increasing cloud service fees in AI capabilities.

Gross Profit

Total gross profit was HK$6,214.8 million (US$792.5 million), an increase of 33.9% from HK$4,639.9 million in the second quarter of 2025. Gross margin was 86.3%, as compared to 87.4% in the second quarter of 2025.

Operating Expenses

Total operating expenses were HK$1,751.3 million (US$223.3 million), an increase of 35.1% from HK$1,296.0 million in the second quarter of 2025.

Research and development expenses were HK$501.0 million (US$63.9 million), an increase of 13.4% from the second quarter of 2025. This was primarily driven by increased investment in strategic initiatives.

Selling and marketing expenses were HK$657.1 million (US$83.8 million), an increase of 53.1% from HK$429.1 million in the second quarter of 2025. This was driven by the increase of new funded accounts.

General and administrative expenses were HK$593.1 million (US$75.6 million), an increase of 39.6% from the second quarter of 2025. The increase was primarily due to an increase in general and administrative personnel to support business development.

Income from Operations

Income from operations increased by 33.5% to HK$4,463.5 million (US$569.2 million) from HK$3,344.0 million in the second quarter of 2025. Operating margin declined to 62.0% from 63.0% in the second quarter of 2025.

Net Income

Net income increased by 41.6% to HK$3,641.9 million (US$464.4 million) from HK$2,572.6 million in the second quarter of 2025. Net income margin for the second quarter of 2026 increased to 50.6% from 48.4% in the year-ago quarter.

Non-GAAP adjusted net income increased by 40.1% to HK$3,725.1million (US$475.0 million) from the second quarter of 2025. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share ("ADS") was HK$26.32 (US$3.36), compared with HK$18.48 in the second quarter of 2025. Diluted net income per ADS was HK$26.08 (US$3.33), compared with HK$18.24 in the second quarter of 2025. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Thursday, August 20, 2026, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register-conf.media-server.com/register/BIc3f2e0e4bf004756b6d281e81ca215dd

It will automatically lead to the registration page of "Futu Holdings Ltd First Quarter 2026 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and Moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars ("HK$") amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8420 to US$1.00, the noon buying rate in effect on June 30, 2026 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2025	2026	2026
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	10,465,888	18,380,950	2,343,911
Cash held on behalf of clients	113,398,356	135,824,565	17,320,143
Restricted cash	2,510	110,479	14,088
Term deposit	-	202,212	25,786
Short-term investments	6,688,871	6,612,010	843,154
Securities purchased under agreements to resell	507,767	451,189	57,535
Loans and advances-current (net of allowance of HK$374,604 thousand and HK$1,212,916 thousand as of December 31, 2025 and June 30, 2026, respectively)	64,607,370	91,875,630	11,715,842
Receivables:
Clients	838,521	817,675	104,269
Brokers	18,459,373	22,416,500	2,858,518
Clearing organizations	5,522,472	6,455,474	823,192
Fund management companies and fund distributors	1,997,086	514,423	65,598
Interest	852,186	950,861	121,252
Amounts due from related parties	6,780	5,100	650
Prepaid assets	77,960	151,625	19,335
Other current assets	225,478	450,466	57,445
Total current assets	223,650,618	285,219,159	36,370,718

Operating lease right-of-use assets	569,939	698,407	89,060
Long-term investments	615,220	921,141	117,463
Loans and advances-non-current	139,668	67,002	8,544
Other non-current assets	3,461,431	5,701,904	727,096
Total non-current assets	4,786,258	7,388,454	942,163
Total assets	228,436,876	292,607,613	37,312,881

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2025	2026	2026
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	67,143	130,170	16,599
Payables:
Clients	125,249,957	145,416,920	18,543,345
Brokers	38,678,396	66,150,701	8,435,438
Clearing organizations	750,964	5,119,024	652,770
Fund management companies and fund distributors	1,277,467	165,342	21,084
Interest	62,527	103,922	13,252
Borrowings	12,143,237	15,735,475	2,006,564
Securities sold under agreements to repurchase	4,743,096	11,844,449	1,510,386
Lease liabilities-current	200,089	211,910	27,022
Accrued expenses and other current liabilities	4,527,129	7,842,828	1,000,105
Total current liabilities	187,700,005	252,720,741	32,226,565

Lease liabilities-non-current	393,843	527,530	67,272
Other non-current liabilities	21,906	154,873	19,749
Total non-current liabilities	415,749	682,403	87,021
Total liabilities	188,115,754	253,403,144	32,313,586

SHAREHOLDERS’ EQUITY
Class A ordinary shares	73	61	8
Class B ordinary shares	27	27	3
Additional paid-in capital	19,158,175	14,096,984	1,797,626
Treasury Stock	(5,199,257)	(3,275,796)	(417,725)
Accumulated other comprehensive income	51,503	426,150	54,342
Retained earnings	25,990,667	27,629,264	3,523,243
Total shareholders' equity	40,001,188	38,876,690	4,957,497

Non-controlling interests	319,934	327,779	41,798
Total equity	40,321,122	39,204,469	4,999,295
Total liabilities and equity	228,436,876	292,607,613	37,312,881

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	2,578,602	3,360,646	428,545	4,888,822	6,002,080	765,376
Interest income	2,288,156	3,123,775	398,339	4,358,625	5,774,009	736,293
Other income	444,132	715,793	91,276	758,080	1,280,115	163,238
Total revenues	5,310,890	7,200,214	918,160	10,005,527	13,056,204	1,664,907
Costs
Brokerage commission and handling charge expenses	(160,597)	(247,503)	(31,561)	(304,102)	(411,977)	(52,535)
Interest expenses	(377,629)	(512,877)	(65,401)	(846,962)	(927,564)	(118,282)
Processing and servicing costs	(132,716)	(225,033)	(28,696)	(268,831)	(395,153)	(50,389)
Total costs	(670,942)	(985,413)	(125,658)	(1,419,895)	(1,734,694)	(221,206)
Total gross profit	4,639,948	6,214,801	792,502	8,585,632	11,321,510	1,443,701

Operating expenses
Research and development expenses	(441,925)	(501,021)	(63,889)	(827,904)	(979,901)	(124,955)
Selling and marketing expenses	(429,132)	(657,127)	(83,796)	(888,334)	(1,213,878)	(154,792)
General and administrative expenses	(424,908)	(593,112)	(75,633)	(840,153)	(1,134,029)	(144,610)
Total operating expenses	(1,295,965)	(1,751,260)	(223,318)	(2,556,391)	(3,327,808)	(424,357)

Income from operations	3,343,983	4,463,541	569,184	6,029,241	7,993,702	1,019,344

Others, net	(168,114)	(188,648)	(24,056)	(188,712)	(2,322,072)	(296,107)

Income before income tax expense and share of (loss)/gain from equity method investments	3,175,869	4,274,893	545,128	5,840,529	5,671,630	723,237

Income tax expense	(579,809)	(698,375)	(89,056)	(1,070,768)	(1,305,359)	(166,457)
Share of (loss)/gain from equity method investments	(23,500)	65,338	8,332	(54,497)	106,570	13,590

Net income	2,572,560	3,641,856	464,404	4,715,264	4,472,841	570,370

Attributable to:
Ordinary shareholders of the Company	2,574,209	3,646,775	465,031	4,719,532	4,497,325	573,492
Non-controlling interests	(1,649)	(4,919)	(627)	(4,268)	(24,484)	(3,122)
	2,572,560	3,641,856	464,404	4,715,264	4,472,841	570,370

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	2.31	3.29	0.42	4.24	4.03	0.51
Diluted	2.28	3.26	0.42	4.19	3.99	0.51

Net income per ADS
Basic	18.48	26.32	3.36	33.92	32.24	4.11
Diluted	18.24	26.08	3.33	33.52	31.92	4.07

Weighted average number of ordinary shares used in computing net income per share
Basic	1,114,047,038	1,109,913,839	1,109,913,839	1,113,738,611	1,115,651,677	1,115,651,677
Diluted	1,128,991,818	1,120,132,347	1,120,132,347	1,127,802,882	1,126,861,434	1,126,861,434

Net income	2,572,560	3,641,856	464,404	4,715,264	4,472,841	570,370
Other comprehensive income/(loss), net of tax
Changes in the fair value of financial assets	-	(3,233)	(412)	-	(15,392)	(1,963)
Foreign currency translation adjustment	327,589	125,697	16,029	392,804	386,179	49,245
Total comprehensive income	2,900,149	3,764,320	480,021	5,108,068	4,843,628	617,652

Attributable to:
Ordinary shareholders of the Company	2,902,320	3,769,417	480,671	5,112,872	4,871,972	621,266
Non-controlling interests	(2,171)	(5,097)	(650)	(4,804)	(28,344)	(3,614)
	2,900,149	3,764,320	480,021	5,108,068	4,843,628	617,652

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$	HK$	HK$	US$

Net income	2,572,560	3,641,856	464,404	4,715,264	4,472,841	570,370
Add: Share-based compensation expenses	87,254	83,253	10,616	161,453	171,799	21,908
Adjusted net income	2,659,814	3,725,109	475,020	4,876,717	4,644,640	592,278

Non-GAAP to GAAP reconciling items have no income tax effect.